SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
[Rule 13d-101]

(Amendment No. 13)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

TPG SPECIALTY LENDING, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

N/A
(CUSIP Number)

Ronald Cami Vice President TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [_]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 12 Pages)

CUSIP No. N/A	13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,604,620 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,604,620 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,604,620 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.2% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) CO
*	This calculation assumes that there are 41,762,724 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of March 4, 2014 as reported on the Form 10-K filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on March 4, 2014.

CUSIP No. N/A	13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS Tarrant Capital Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,645,041 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,645,041 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,645,041 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.3% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) CO
*	This calculation assumes that there are 41,762,724 shares of Common Stock of the Issuer outstanding as of March 4, 2014 as reported on the Form 10-K filed by the Issuer with the Commission on March 4, 2014.

CUSIP No. N/A	13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,040,032 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,040,032 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,040,032 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.3% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) IN
*	This calculation assumes that there are 41,762,724 shares of Common Stock of the Issuer outstanding as of March 4, 2014 as reported on the Form 10-K filed by the Issuer with the Commission on March 4, 2014.

CUSIP No. N/A	13D	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,040,032 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,040,032 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,040,032 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.3% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) IN
*	This calculation assumes that there are 41,762,724 shares of Common Stock of the Issuer outstanding as of March 4, 2014 as reported on the Form 10-K filed by the Issuer with the Commission on March 4, 2014.

CUSIP No. N/A	13D	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS Alan Waxman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,604,620 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,604,620 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,604,620 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.2% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) IN
*	This calculation assumes that there are 41,762,724 shares of Common Stock of the Issuer outstanding as of March 4, 2014 as reported on the Form 10-K filed by the Issuer with the Commission on March 4, 2014.

This Amendment No. 13 (this “Amendment”) amends and supplements the Schedule 13D filed on June 27, 2011 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on August 2, 2011, Amendment No. 2 filed on December 2, 2011 (“Amendment No. 2”), Amendment No. 3 filed on December 20, 2011, Amendment No. 4 filed on February 3, 2012 (“Amendment No. 4”), Amendment No. 5 filed on February 8, 2012, Amendment No. 6 filed on March 20, 2012, Amendment No. 7 filed on June 20, 2012, Amendment No. 8 filed on September 14, 2012, Amendment No. 9 filed on December 12, 2012, Amendment No. 10 filed on February 6, 2013, Amendment No. 11 filed on September 16, 2013 and Amendment No. 12 filed on January 2, 2014 (as so amended, the “Original Schedule 13D” and, as further amended and supplemented by this Amendment, the “Schedule 13D”) by TPG Group Holdings (SBS) Advisors, Inc., Tarrant Capital Advisors, Inc. and Messrs. David Bonderman, James G. Coulter and Alan Waxman with respect to the common stock of the Issuer.

Item 4. Purpose of Transaction

This Amendment supplements Item 4 of the Original Schedule 13D by inserting the following paragraph after the second to last paragraph thereto:

“TSL Advisers entered into a purchase agreement with Goldman, Sachs & Co. as agent for TSL Advisers, dated as of March 11, 2014 (the “10b5-1 Plan”), pursuant to which Goldman, Sachs & Co. will buy up to $25,000,000 in the aggregate of the Common Stock of the Issuer during the period beginning after four full calendar weeks after the closing of the Issuer’s initial public offering and ending on the earlier of the date on which all the capital committed to the 10b5-1 Plan has been exhausted or December 31, 2014, subject to certain conditions.

The 10b5-1 Plan will require Goldman, Sachs & Co. to purchase for TSL Advisers shares of Common Stock of the Issuer (i) through the date the Issuer announces its earnings for the second quarter of 2014, when the market price per share is below the initial public offering price per share and, (ii) from and after that date, when the market price per share is below the Issuer’s most recently reported net asset value per share (including any updates, corrections or adjustments publicly announced by the Issuer to any previously announced net asset value per share). The purchase of shares by Goldman, Sachs & Co. pursuant to the 10b5-1 Plan is intended to satisfy the conditions of Rules 10b5-1 and 10b-18 under the Act.

References to and descriptions of the 10b5-1 Plan set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the 10b5-1 Plan attached as Exhibit 6 and incorporated herein by reference.”

Item 5. Interest in Securities of the Issuer

This Amendment amends and restates the second paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:

“(a)-(b) The following disclosure assumes that there are a total of 41,762,724 shares of Common Stock of the Issuer outstanding as of March 4, 2014 as reported on the Form 10-K filed by the Issuer with the Commission on March 4, 2014. Pursuant to Rule 13d-3 of the Act, (i) through TSL Advisers and Tarrant, Messrs. Bonderman and Coulter may be deemed to beneficially own 3,040,032 shares of Common Stock, which constitute approximately 7.3% of outstanding Common Stock; (ii) through TSL Advisers, Mr. Waxman may be deemed to beneficially own 2,604,620 shares of Common Stock, which constitute approximately 6.2% of the outstanding Common Stock; (iii) through TSL Advisers, Group Advisors may be deemed to beneficially own 2,604,620 shares of Common Stock, which constitute approximately 6.2% of the outstanding Common Stock; and (iv) through Tarrant, Tarrant Capital may be deemed to beneficially own 2,645,041 shares of Common Stock, which constitute approximately 6.3% of the outstanding Common Stock.”

Item 7. Material to Be Filed as Exhibits

This Amendment amends and restates Item 7 of the Original Schedule 13D in its entirety as set forth below:

1.	Agreement of Joint Filing, as required by Rule 13d-1(k)(1) under the Act, dated as of June 27, 2011, by and among TPG Group Holdings (SBS) Advisors, Inc., Tarrant Capital Advisors, Inc., David Bonderman, James G. Coulter and Alan Waxman (previously filed with the Original Schedule 13D).
2.	Subscription Agreement, dated as of April 15, 2011, between TPG Specialty Lending, Inc. and TSL Advisers, LLC (previously filed with the Original Schedule 13D).
3.	Amendment to the Subscription Agreement, dated as of January 31, 2012, between TPG Specialty Lending, Inc. and TSL Advisers, LLC (previously filed with Amendment No. 4).
4.	Agreement to Tender, dated as of March 13, 2011, between TPG Specialty Lending, Inc. and Tarrant Advisors, Inc. (previously filed with the Original Schedule 13D).
5.	Subscription Agreement, dated as of December 2, 2011 between TPG Specialty Lending, Inc., TSL FOF, L.P. and TSL Advisers, LLC (previously filed with Amendment No. 2).
6.	Purchase Agreement, dated as of March 11, 2014 between TSL Advisers, LLC and Goldman, Sachs & Co.
7.	Authorization and designation letter, dated March 10, 2014, by Alan Waxman.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2014

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Ronald Cami
Name: Ronald Cami Title: Vice President

Tarrant Capital Advisors, Inc.

By: /s/ Ronald Cami
Name: Ronald Cami Title: Vice President

David Bonderman

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of James G. Coulter (2)

Alan Waxman

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of Alan Waxman (3)

(1)	Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2013, which was previously filed with the Securities and Exchange Commission as an exhibit to a Schedule 13D filed by Mr. Bonderman on August 14, 2013 (SEC File No.005-83906).
(2)	Ronald Cami is signing on behalf of Mr. Coulter pursuant to the authorization and designation letter dated July 1, 2013, which was previously filed with the Securities and Exchange Commission as an exhibit to a Schedule 13D filed by Mr. Coulter on August 14, 2013 (SEC File No. 005-83906).
(3)	Ronald Cami is signing on behalf of Mr. Waxman pursuant to the authorization and designation letter dated March 10, 2014, which is attached as an exhibit hereto.

Schedule II

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

Name Title

David Bonderman President

James G. Coulter Senior Vice President

John E. Viola Vice President, Treasurer and Director

Ronald Cami Vice President, Secretary and Director

Avi Banyasz Vice President

Clive D. Bode Vice President and Assistant Treasurer

Richard W. Boyce Vice President

Kevin R. Burns Vice President

Fred Cohen Vice President

Jonathan J. Coslet Vice President

Timothy D. Dattels Vice President

Kelvin L. Davis Vice President

Geoff M. Duyk Vice President

Joshua Easterly Vice President

James R. Gates Vice President

Scott Gilbertson Vice President

Alex Gleser Vice President

Asiff Hirji Vice President

Matthew Hobart Vice President

Ransom Langford Vice President

Michael MacDougall Vice President

John W. Marren Vice President

Peter McMillan Vice President

William McGlashan Vice President

Douglas Paolillo Vice President

Richard P. Schifter Vice President

Jeffrey Smith Vice President

Todd Sisitsky Vice President

Bryan Taylor Vice President

David Trujillo Vice President

Jerome C. Vascellaro Vice President

Alan Waxman Vice President

Robert Weaver Vice President

Jack C. Weingart Vice President

Carrie A. Wheeler Vice President

James B. Williams Vice President

Nathan H. Wright Vice President

David C. Reintjes Chief Compliance Officer and Assistant Secretary

Steven A. Willmann Assistant Treasurer

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
1.	Agreement of Joint Filing, as required by Rule 13d-1(k)(1) under the Act, dated as of June 27, 2011, by and among TPG Group Holdings (SBS) Advisors, Inc., Tarrant Capital Advisors, Inc., David Bonderman, James G. Coulter and Alan Waxman (previously filed with the Original Schedule 13D).
2.	Subscription Agreement, dated as of April 15, 2011, between TPG Specialty Lending, Inc. and TSL Advisers, LLC (previously filed with the Original Schedule 13D).
3.	Amendment to the Subscription Agreement, dated as of January 31, 2012, between TPG Specialty Lending, Inc. and TSL Advisers, LLC (previously filed with Amendment No. 4).
4.	Agreement to Tender, dated as of March 13, 2011, between TPG Specialty Lending, Inc. and Tarrant Advisors, Inc. (previously filed with the Original Schedule 13D).
5.	Subscription Agreement, dated as of December 2, 2011 between TPG Specialty Lending, Inc., TSL FOF, L.P. and TSL Advisers, LLC (previously filed with Amendment No. 2).
6.	Purchase Agreement, dated as of March 11, 2014 between TSL Advisers, LLC and Goldman, Sachs & Co.
7.	Authorization and designation letter, dated March 10, 2014, by Alan Waxman.